FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

- **Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2005

Commission file number 33-25931

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
500 Washington Street
Columbus, Indiana 47201

B. Name is issuer of the securities held pursuant to the plan and the address of its Principal executive office:

Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-25931) of Irwin Financial Corporation of our report dated June 28, 2005 relating to the financial statements of Irwin Mortgage Corporation Retirement and Profit Sharing Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
New York, NY
June 28, 2006

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25931) pertaining to the Irwin Mortgage Corporation Retirement and Profit Sharing Plan of our report dated June 26, 2006, with respect to the financial statements and schedules of the Irwin Mortgage Corporation Retirement and Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

Indianapolis, Indiana
June 26, 2006

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Irwin Mortgage Corporation Retirement and Profit Sharing Plan
December 31, 2005 and 2004, and Year Ended December 31, 2005

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Financial Statements
and Supplemental Schedules

December 31, 2005 and 2004, and Year Ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
Irwin Mortgage Corporation Retirement and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Irwin Mortgage Corporation Retirement and Profit Sharing Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Irwin Mortgage Corporation Retirement and Profit Sharing Plan for the year ended December 31, 2004, were audited by other auditors, whose report dated June 28, 2005, except as to footnote 5, the date of which is May 30, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Indianapolis, Indiana
June 26, 2006

0604-0732560

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Irwin Mortgage Corporation Retirement and Profit Sharing Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Irwin Mortgage Corporation Retirement and Profit Sharing Plan (the "Plan") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
June 28, 2005

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31	
	2005	**2004**
Assets		
Investments, at fair value	**$ 45,101,388**	$ 55,998,821
Receivables:		
Company	**8,555**	1,652,252
Participants	**79,699**	105,693
Accrued income	**12,536**	–
Net assets available for benefits	**$ 45,202,178**	$ 57,756,766

See accompanying notes.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions	
Net depreciation in the fair value of investments	$ (775,535)
Interest and dividends	1,580,044
Total investment income	804,509
Contributions	
Company	436,125
Participants	2,571,001
Rollovers	191,751
Total contributions	3,198,877
Total additions	4,003,386
Deductions	
Benefits paid to participants	16,508,533
Administrative expenses	49,441
Total deductions	16,557,974
Decrease in net assets available for benefits	(12,554,588)
Net assets available for benefits	
Beginning of year	57,756,766
End of year	$ 45,202,178

See accompanying notes.

1. Description of the Plan

The following description of the Irwin Mortgage Corporation Retirement and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined-contribution plan covering all eligible employees of Irwin Mortgage Corporation (the Company or the Employer) who have elected to participate. All personnel of the Company who have worked three months are eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As of December 29, 2004, the plan's trustee was changed to Fidelity Management Trust Company. The Plan experienced a partial plan termination during 2005. All affected terminated participants were appropriately vested 100% in their participant accounts.

Contributions

Non-highly compensated participants, as defined by the Internal Revenue Code (the Code) and the Plan document, may contribute between 1% and 100% of their compensation, while highly compensated employees, as defined by the Code and the Plan document, may contribute between 1% and 6% of their compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions as defined by the Code. Participants may also contribute amounts representing distributions from other qualified plans.

The Company will match 100% of the employees' contributions up to 2% of earnings, but not to exceed $1,000 per year, which contribution is allocated among the Plan's investment options according to the elections made by the participants. Additionally, at the end of each calendar year, the Employer may contribute and allocate to each participant's account a profit-sharing percentage of compensation if the participant contributes at least 2% of his/her compensation to the Plan. The profit-sharing percentage is determined annually by the Employer based on a predetermined formula which measures the annual financial performance of the Company. The president of the Company, acting under the authority of the Board, authorized no profit-sharing contribution to the Plan for 2005.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings and expenses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to pay record-keeping and administrative expenses or reduce the Company's future contributions as per the Plan document. For the year ended December 31, 2005, forfeitures resulting from withdrawn participants utilized to reduce Company contributions were $153,905. Unallocated forfeiture account balances were $124,639 and $78,006 as of December 31, 2005 and 2004, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions, profit-sharing contributions, and earnings thereon is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participant Loans

Participants may borrow from their fund accounts at a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the participant's highest loan balance in the previous 12 months, even if the amount has been repaid, or 50% of the participant's vested amount. The loans are collateralized by the balance in the participant's account, and interest is charged at the prime rate in effect on the date the loan application is processed by the trustee. Loan term for repayment goes up to 5 years or up to 15 years for the purchase of a primary residence. Principal and interest payments will be made by means of payroll withholding according to the terms of the loan.

1. Description of the Plan (continued)

Payment of Benefits

Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, or for financial hardship as defined by the Internal Revenue Service.

Benefits are payable in a lump-sum distribution of cash or in installments based on the participant's election in accordance with the Plan. Participant balances less than $5,000 will be distributed in a lump-sum distribution of cash. Net investment capital gain or loss on mutual funds are classified as interest and dividends.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, the rights of all plan members shall be nonforfeitable to the full value of their accounts and plan assets would be distributed in accordance with the Plan document.

Investment Options

Each participant elects to invest his/her contributions in one or more of the investment funds offered under the Plan, including Company common stock. Such elections may be changed on a daily basis.

Administrative Expenses

Certain administrative expenses are paid by the Company.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of common stock of the Company's parent, Irwin Financial Corporation, are valued at quoted market price. Units of the common collective trust are valued at its quoted redemption values on the last day of the Plan year. Units of unitized funds are valued at the net asset value on the last day of the Plan year. Participant loans are valued at their outstanding balance, which approximates fair value.

2. Summary of Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

Investments that represent 5% or more of fair value of the Plan's net assets at December 31, 2005 and 2004, are as follows:

	2005	2004
Mutual funds:		
Lord Abbott MidCap Value Fund	**$ 2,653,126**	$ **
Royce Opportunity Fund	**2,295,275**	**
Vanguard Mid Cap Growth Fund	**5,796,411**	7,444,093
Fidelity Intermediate Bond Fund*	**4,263,335**	–
Fidelity Blue Chip Growth Fund*	**3,992,084**	–
Fidelity Equity Income Fund*	**6,167,486**	–
Fidelity Diversified International Fund*	**5,672,870**	–

3. Investments (continued)

	2005	2004
Spartan U.S. Equity Index Fund	$ **3,121,954**	$ –
Putnam Fund for Growth and Income*	–	6,106,266
Putnam Voyager Fund*	–	4,291,584
Putnam International Equity Fund*	–	4,920,838
Putnam Money Market Fund*	–	4,297,978
Putnam S&P500 Index Fund*	–	3,826,852
Common collective trust:		
Fidelity Managed Income Portfolio*	**5,053,853**	–
Common stock:		
Irwin Financial Corporation common stock*, 221,315 and 326,028 shares, respectively	**4,741,617**	9,255,921

*Represents an investment in a party-in-interest.

**Did not represent more than 5% of the Plan's net assets in this Plan year.

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ 1,456,710
Common stock	(2,232,245)
	$ (775,535)

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 7, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available per benefits per the financial statements to the Form 5500 for 2004.

Net assets available for benefits per the financial statements	$ 57,756,766
Deemed distribution	40,805
Miscellaneous adjustment	1,019
Net assets available for benefits per the Form 5500	$ 57,714,942

Supplemental Schedules

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN #35-1500627 Plan #002

Year Ended December 31, 2005

Participant Contributions Transferred Late to the Plan	Total that Constitutes Non-Exempt Prohibited Transaction
$ 351	$ 351

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #35-1500627 Plan #002

December 31, 2005

Identity of Issuer	Description	Number of Shares/Unit	Current Value
Mutual funds:	Lord Abbott MidCap Value Fund	118,390	$ 2,653,126
	Royce Opportunity Fund	186,759	2,295,275
	Vanguard Mid Cap Growth Fund	331,034	5,796,411
	Fidelity Retirement Money Market	153,615	153,616
	Fidelity Intermediate Bond Fund*	414,318	4,263,335
	Fidelity Blue Chip Growth Fund*	92,496	3,992,084
	Fidelity Equity Income Fund*	116,853	6,167,486
	Fidelity Diversified International Fund*	174,335	5,672,870
	Spartan U.S. Equity Index Fund	70,696	3,121,954
	Spartan 500 Index Fund	3,918	337,059
Common collective trust:	Fidelity Managed Income Portfolio*	5,053,853	5,053,853
Commom stock:	Irwin Financial Corporation common stock*	221,315	4,741,617
Participant loans:	Participant loans, interest rates ranging from 4.00% to 9.50%, with varied maturities from December 2005 to March 2020		852,702
			$ 45,101,388

*Denotes party-in-interest.
Note: Cost information has been omitted because all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Date: 6/28/06 By: Theresa L. Hall

Theresa L. Hall, Vice President
Irwin Financial Corporation